SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 10, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO –SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID
(CNPJ/MF): 43.776.517/0001-80

NOTICE TO THE MARKET ON RELATED-PARTY TRANSACTION

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”), in compliance with Article 30, item XXXIII of CVM Instruction 480 of December 7, 2009, as amended, hereby informs its shareholders and the market in general that on March 18, 2015 it conducted a related-party transaction as follows:

I – Description of the transaction, including: a) the parties and their relationship with the Company; and b) the purpose and main terms and conditions

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity – DAEE (“DAEE”), and the Sanitation and Water Resources Secretariat of the State of São Paulo (“SSRH”) as intervening party (and, jointly with the Company, the State of São Paulo and DAEE, “Parties”), entered into the Term of Agreement as summarized hereinbelow (the “Term of Agreement”). The Company clarifies that the State of São Paulo is its controlling shareholder, DAEE is an independent governmental entity of the State of São Paulo and SSRH is the State of São Paulo’s secretariat, therefore, the Company’s related parties.

Pursuant to the Term of Agreement, it is declared herein that (i) the State of São Paulo, by force of the State Law nº 4819/58 of August 26, 1958, revoked by Decree-law nº 200 of May 13, 1974, is liable for the charges deriving from the retirement supplementary benefits and pension plan to SABESP’s retirees and pensioners, (ii) on December 11, 2001, the Parties entered into the “Term of Recognition, Consolidation of Obligations, Payment Commitments and Other Covenants”, through which the State of São Paulo undertook to reimburse the Company for its spent amounts thereby between March 1986 and November 2001, as payment of benefits, as provided by Law 4819, (iii) on November 17, 2008, the Parties entered into the Third Amendment to the Term of Recognition and Consolidation of Obligations, Payment Commitment and Other Covenants, wherein they agreed that the amount due by the State of São Paulo to the Company adjusted up to that date totaled R$915,251,200.68 and payment would be made by means of (a) the transfer to Sabesp of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova’s reservoirs composing the Alto Tietê system (“Reservoirs”), in the amount of R$696,283,465.49, as provisional payment of part of total undisputed amount owed by the State of São Paulo, and (b) the payment of R$218,967,735.19 in domestic currency, in 114 monthly and consecutive installments of R$1,920,769.61 each.

Considering that until March 18, 2015, it was not possible to transfer the Reservoirs to the Company in view of the public civil lawsuit brought by the Prosecution Office of the State of São Paulo (Proceeding no. 1559/053/03/025681-2), pending final and unappealable court decision, the Parties set forth in the Term of Agreement to replace the payment through Reservoirs transferring by its payment using other assets, as indicated hereinbelow, without changing the terms previously agreed upon, related to the amount of R$218,967,735.19 to be paid in domestic currency.

The amount restated by the IPCA (Amplified Consumer Price Index) owed by the State to the Company, which would be paid by means of transfer of the Reservoirs, is R$1,012,310,095.16, of which R$696,283,465.49 referring to the principal amount (“Principal Amount”) and R$316,026,629.67 referring to the monetary restatement of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

a) The first 24 installments will be settled by means of the immediate transfer of 2,221,000 TRPL4 shares of stock of preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista – CTEEP (“CTEEP’s Shares”), in the total amount of R$87,174,250.00, based on the CTEEP’s shares closing price of on March 17, 2015.

b) The balance of R$609,109,215.49 will be adjusted by IPCA until the start date of payments and will be paid in cash, by means of the remaining 156 monthly installments, starting on April 5, 2017. When payment starts, the installments will be adjusted by IPCA plus simple interest rate of 0.5%/month.

Considering that the lawsuit objecting the possibility of transferring the Reservoirs is pending final and unappealable court decision, the Term of Agreement also provides for the following situations:

1) If the transferring is considered possible and the Reservoirs are effectively transferred to the Company and duly registered at the notary’s office, the Company will reimburse to the State the amounts paid in replacement of the Reservoirs (Principal Amount) by means of 60 monthly installments adjusted by IPCA until the payment date of each installment; and

2) If the Reservoirs transfer is not materialized, the State will pay to the Company, in addition to the Principal Amount, the monetary adjustment credit in 60 installments, and these payments will start at the end of Principal Amount’s installments payment. The amount will be adjusted by IPCA to the payments initial date and as of this date, by IPCA plus simple interest rate of 0.5%/month over the amount of each installment.

II – If, when, how, and to what extent the counterparty in transaction, its members or anagers participated in the process: a) of the Company’s decision on the transaction, describing this participation, and b) the transaction negotiation as the Company’s representatives, describing this participation.

The Company’s decision to enter into the Term of Agreement was unanimously approved by the Board members attending the Board of Directors’ meeting held on March 18, 2015.

The negotiations that culminated in the execution of the Term if Agreement were conducted by the Company’s Management through the Chief Executive Officer and the Chief Financial Officer and Investor Relations Officer.

The Company’s related parties (including the State of São Paulo, DAEE and SSRH) neither participate in the Company’s decision-making process to enter into the Term of Agreement, nor these related parties acted on behalf of the Company in the negotiations of the Term of Agreement.

III – Detailed justification of the reasons by which the Company’s Management considers that the transaction observed the commutative conditions or provides for proper compensatory payment, informing, for example: a) if the Company requested proposals, executed pricing procedures, or attempted any other form of transaction with third parties, explaining, if negative, the reasons for not doing it or, if affirmative, the procedures executed and the outcome; b) the reasons leading the Company to conduct the transaction with related party and not with third parties; c) a detailed description of measures taken and the procedures adopted to ensure the transaction’s commutativity.

The State’s obligation to pay to the Company specific charges arising from retirement and pension supplementary benefits to the Company’s retirees and pensioners was provided for in Law 4819 and already recognized by the State of São Paulo and also the Reservoirs Transfer to the Company was already previously agreed upon, as payment of part of the amount owed by the State.

Considering, however, that until March 18, 2015, the lawsuit hindering the transfer of the Reservoirs was still in progress, on that date, the Company entered into the Term of Agreement with the State of São Paulo, DAEE and SSRH replacing the payment via the transfer of Reservoirs by the payment of the related amount in domestic currency and in CTEEP’s shares, as mentioned above.

The total amount owed to the Company by the State of São Paulo was duly adjusted until February 2015 based on the IPCA. Additionally, the value of CTEEP’s shares was determined based on its market value, according to the trading session’s closing price as of March 17, 2015.

In addition, the execution of the Term of Agreement was object of a study of the Company’s chief financial officer and investor relations officer, the legal opinion of its Legal Superintendence and, finally, submitted for approval of its Board of Directors. The Board members attending the Board of Directors’ Meeting held on March 18, 2015, unanimously approved the Term of Agreement.

In view of the aforementioned, the Company’s Management considers the transaction set forth in the Term of Agreement provides for a proper compensatory payment to the Company.

Finally, the Company clarifies, as already mentioned in Material Fact released by the Company on March 18, 2015, that the full content of the agreement referring to the transaction mentioned above is available at the Company’s website (www.sabesp.com.br) in Portuguese and English versions.

São Paulo, March 27, 2015.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 10, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.